===============================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of                            August                      2006
                       ------------------------------------------   -----------
Commission File Number                    001-32748
                       ------------------------------------------

                            CORRIENTE RESOURCES INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

   520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F                  Form 40-F    X
                            ----------                ----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                        No      X
                      --------------            -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


===============================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


Document
--------
   1. Management's discussion and analysis of financial condition and results of operations for the quarter ended June 30, 2006.
   2. Interim consolidated financial statements for the quarter ended June 30, 2006.
   3.        Certification of Interim Filings - CEO
   4.        Certification of Interim Filings - CFO

                                                                     DOCUMENT 1

                       MANAGEMENT'S DISCUSSION & ANALYSIS
             (Expressed in Canadian dollars unless otherwise noted)

                                                                August 10, 2006

Management's Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of the company and the notes thereto for the fiscal period ended June 30, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente Resources Inc. should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management's Discussion and Analysis (MD&A) and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Corporate Governance

Management of the company is responsible for the preparation and presentation of the unaudited interim and audited annual consolidated financial statements and notes thereto, MD&A and other information contained therein. Additionally, it is Management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's Management is accountable to the Board of Directors (Directors), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the annual audited consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of three directors, all of whom are independent of Management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the consolidated financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

The disclosure of Corriente's corporate governance policies is contained in the company's Information Circular prepared for the May 2006 Annual General Meeting and which is available for review at www.sedar.com. The disclosure statement has been prepared by the company's Corporate Governance Committee and approved by the Directors.

Disclosure Controls

Corriente has daily, weekly, monthly and annual processes that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President, and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure Controls and Procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to Management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

     o identification of all continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.

     o identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.

     o establishment of timetables for the preparation and adequate review of reportable information.

     o procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from all experts whose reports are included or referred to in any disclosure.

     o procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.

     o procedures for the identification and reporting to the Audit Committee of the Board of Directors of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.

     o ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.

     o    ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they are more likely to be aware (than not) of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

As new Canadian accounting standards are released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its external auditor. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

Through implementation of the above, senior management believes that the company's disclosure controls are sufficient while being practical for a company of its size.

General

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold resource properties located primarily in the Corriente Copper Belt in Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in certain of BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper
Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton for each such property.

Corriente is moving towards construction of a starter operation at its Mirador copper-gold operation. Management believes that Mirador is one of the few new, sizeable copper projects in the world available for near-term production. Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt, Ecuador. The Belt currently contains three copper and copper-gold porphyry deposits: Mirador, Panantza and San Carlos, as well as the Mirador Norte prospect currently under development. Additional exploration activities will be ongoing, as six additional copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

The company's executive head office is located in Vancouver, Canada while its Ecuador operations are run from its subsidiary office located in Quito, Ecuador. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff, the company engages consultants as necessary, to provide geological, mine development and pre-construction consulting, design and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

Listing on the American Stock Exchange

The company's shares began trading on the American Stock Exchange on Thursday, April 6, 2006. As a result, the company now trades on the Toronto Stock Exchange and the American Stock Exchange

Board of Directors

In the second quarter of 2006, Leonard Harris retired from the Board of Directors. The company wishes to thank Mr. Harris for his service and expertise.

During the second quarter of 2006, the Directors engaged an independent recruiting firm to identify and select potential candidates to join the company's Board of Directors.

Stock Options

At its May 25, 2006 Annual General Meeting, the company sought and obtained approval to amend the company's stock option plan to change the number of shares that may be reserved for issue under it to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option. This amendment has also been approved by the Toronto Stock Exchange (TSX).

The following summarizes the stock options granted to date in 2006:


                                            Exercise
Date of grant          Date of expiry         Price     Recipient                  Vested    Not yet
-------------          --------------      -----------  ---------                  ------    -------
                                                                                             vested at
                                                                                             ---------
                                                                                             June 30, 2006
                                                                                             -------------
January 2, 2006        January 2, 2009      $ 4.50      Director                   25,000            Nil
February 3, 2006       February 3, 2011       5.25      Head office management     25,000        375,000
May 22, 2006           May 22, 2011           5.50      Other                         Nil         60,000
June 1, 2006           June 1, 2011           5.35      Other                         Nil         85,000
June 1, 2006           June 1, 2011           5.35      Directors                     Nil        125,000


Effective February 1, 2006 the stock option vesting policies of the Board of Directors include expiry dates five years from the date of grant, with the following provisions:

     o Senior management's new option grants vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on the attainment of clearly identified milestones.
     o Non-management directors' new option grants vest on the basis of 1/16th of the total each quarter from the grant date.
     o All other options grants vest on the basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from the grant date.

Mirador Project

Corriente is moving towards construction of a starter mining operation at its Mirador copper-gold operation, which is believed to be one of the few new, sizeable copper projects available for near-term production.

Environmental Impact Assessment
-------------------------------
Corriente announced on May 4, 2006 that the Mirador copper project Environmental Impact Assessment (EIA) was approved by the Ecuadorian Ministry of Energy and Mining (MEM).

The Sub-Secretary of the MEM, Mr. Carlos Muirriagi, was quoted as stating "Ecuador is extremely pleased about the EIA approval and our commitment is to help mining companies like Corriente that are making it possible in the near future for Ecuador to become a metal mining country".

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the Mines Ministry in Ecuador. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, that was carried out in late November and early December 2005.

Engineering and Procurement
---------------------------
In March 2006, the company's wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A. (SNC-Chile), a member of the SNC-Lavalin Group of Companies of Canada, for full Engineering and Procurement Services for the start-up and expansion of the Mirador mine (Mirador Project). SNC-Lavalin Chile's experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world. Additionally, Ecuacorriente S.A. engaged SNC-Lavalin Engineers & Constructors, Inc. (SNC-Canada) to prepare an updated feasibility study for the Mirador Project, which will incorporate the results of work done by SNC-Chile, the company and/or its consultants.

SNC-Lavalin (TSX: SNC) is one of the leading groups of engineering and construction companies in the world, a global leader in the ownership of infrastructure, and in operations and maintenance services. The SNC-Lavalin companies have offices across Canada and in 30 other countries around the world and are currently working in some 100 countries.

Power
-----
In March 2006, the company announced that it signed a Letter of Intent (LOI) with Hidroabanico S.A. to supply the 28.5 MW power needs of proposed mining operations at the Mirador copper-gold project. The terms outlined in the LOI propose a 10 year Power Purchase Agreement (PPA) with a proposed rate of $0.05/kWh. The Hidroabanico facility has already been completed to a 15 MW stage and an expansion is under way to its planned final size of 37.5 MW, with completion slated for December 2006. The Hidroabanico facility is a run-of-river design and provides "green" energy that qualifies for the carbon credit program. The energy will be delivered through a dedicated line to the mine, which will cost in the order of $US10 Million to construct and will be included in the capital cost estimate for Mirador. As part of the LOI, Hidroabanico will have the first right of opportunity to provide energy needs for the planned 25,000 tpd to 50,000 tpd expansion at Mirador. A due diligence review is presently underway at the site, which will be followed by final negotiation of the PPA.

Since 1999, Ecuador has had a competitive wholesale electrical market operated by Centro Nacional de Control de Energia (CENACE). The country's energy needs are currently supplied by a combination of hydro and thermal suppliers, but most new energy sources in Ecuador are hydro (such as the 230 MW San Francisco Project currently under construction south of Quito). As part of the government plan to grow energy supplies in Ecuador, a total of 146 new hydro projects over 1 MW have been identified which will provide potential new capacity of over 20,000 MW to the Ecuador energy market.

As a PPA with Hidroabanico will meet the energy needs at Mirador, Corriente is planning no further development work at the Sabanilla run-of-river project. Options for moving the Sabanilla project forward with local operators as a spot power producer continue to be under review.

Personnel
---------
During the second quarter of 2006, Corriente added two new senior management staff to its Ecuador operating group, focused on the development and operations of the company's Mirador copper-gold project.

Joining as General Manager in charge of the entire Mirador project is John Malysa, B.S., MBA, who most recently was in Venezuela with Evan Energy and Carbones de la Guajira. His experience includes over 25 years in project development, construction and mine operations, including extensive Latin assignments. Mr. Malysa has a special interest in community engagement and views the Mirador project as a unique opportunity to grow substantial assets over the next ten years for the benefit of both Corriente shareholders and the local communities.

In addition, Warren McLean joined the Ecuador operating group as Vice-President, Finance and Administration. Most recently with AEC Ecuador (recently sold by Encana to Andes Petroleum) as Commercial Manager for the Ecuador Region, he has 30 years experience in finance, taxation, financial reporting, IT and procurement. Mr. McLean is a Chartered Accountant and Certified Fraud Examiner, and has worked the last six years in Ecuador.

Exploration
Mirador Norte
-------------
Assays have been received from the most recent program of drilling at Mirador Norte, a newly discovered zone of porphyry copper mineralization located approximately 3 km northwest of the planned Mirador open pit. Drilling successfully outlined an approximately 1200 X 300 X 250 metre contiguous zone of copper mineralization above a 0.4% copper cutoff. This body is exposed at the surface but open for expansion at depth and to the south. The data is presently being reviewed by Mine Development Associates of Reno, Nevada in preparation of a formal mineral resource assessment, which has been initiated.

The latest round of drilling at Mirador Norte comprised 39 holes totaling 6780 metres of core and supplements the previous drilling of 29 holes totaling 6825 metres. All new holes with assays above the 0.4% cutoff are detailed on the company's web site, where a map of the drilling can also be found. The longest hole drilled at Mirador Norte to date is MN65, which is located in the middle of the deposit and over 420 metres in length. Hole MN65 has an intersection of 350 metres @ 0.52% Cu and 0.08 g/t Au.

Panantza/San Carlos
-------------------
Concurrent with the handoff of the Mirador project from development to construction, the company started diamond drilling on the Panantza project as planned, prior to the end of June. This drilling is part of a larger project designed to incorporate the Panantza and San Carlos concessions into a new large copper development opportunity with aggregate inferred resources of 1.05 Billion tonnes at a grade of 0.63% copper. As these two mineralized centres are only four kilometres apart, the plan is to provide a single processing facility for both open pits.

This first phase of drilling is the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos. This first phase of work involves the drilling of 35 holes totaling 9500 metres with the purposes of expanding the Panantza portion of the project which is presently not constrained on the south and to define a new resource figure. This core will also supply the samples necessary for additional metallurgical studies.

Tundayme/Piedra Liza
--------------------
As announced on August 9, 2006 Corriente has completed an initial review of its Ecuador copper-gold concession package and has identified two concessions totaling 6,600 hectares containing gold targets that are not part of the current copper development program within the Corriente Copper Belt. One of the concessions, the Tundayme concession, is immediately adjacent to Corriente's Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme concession has approximately 8 km of north-south trending structures that extend along strike to the Mirador project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling done by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. The second concession is approximately 50 km southwest of Mirador and is called the Piedra Liza concession. Within the Piedra Liza concession, four clusters of anomalous gold soil samples occur over a six kilometer trend that is on-strike and north of the Nambija area which has produced over three million ounces of gold by local estimates.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panatza/San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold concessions are not part of Corriente's copper production growth plans.

Financial Results of Operations

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.


------------------------------------------------------------------------------------------------------------------
                                     Financial Data for Last Eight Quarters
------------------------------------------------------------------------------------------------------------------
Three months ended          Jun-06     Mar-06     Dec-05      Sep-05     Jun-05     Mar-05     Dec-04     Sep-04
------------------------------------------------------------------------------------------------------------------
Total revenues (000's)         $ 0        $ 0        $ 0        $ 0         $ 0        $ 0        $ 0        $ 0
------------------------------------------------------------------------------------------------------------------
(Earnings) loss before      $ (227)     $ 188    $ 3,272    $ 1,404       $ 378   $ (1,710)    $ (429)     $ 425
extraordinary items
(000's)
------------------------------------------------------------------------------------------------------------------
Net (earnings) loss         $ (227)     $ 188    $ 3,272    $ 1,404       $ 378   $ (1,710)    $ (429)     $ 425
(000's)
------------------------------------------------------------------------------------------------------------------
(Earnings) loss per         $ 0.00     $ 0.00     $ 0.07     $ 0.03      $ 0.01    $ (0.04)   $ (0.01)    $ 0.01
share
------------------------------------------------------------------------------------------------------------------


The company's operations during the period ended June 30, 2006 produced net earnings of $39,693 or $0.00 per share compared to net earnings of $1,331,905 or $0.03 per share in the first six months of 2005. During the three month period ended June 30, 2006, the company's operations produced net earnings of $227,367 or $0.00 per share compared to a net loss of $377,771 or $0.01 for the same period in 2005. As the company has not owned any revenue-producing resource properties, no mining revenues have been recorded to date. The net earnings in the first six months of 2006 and 2005 were due to the receipt and sale of marketable securities received on the sale of a subsidiary company and cash received for a non-core capital asset that were both previously written off.

Deferred mineral property development expenditures made on the company's target projects within the Corriente Copper Belt for the period totalled $7,577,191 versus $5,065,467 during the same period in 2005, reflecting the company's significant activities in furthering development of the Mirador starter mine. These activities included costs incurred towards hiring engineering and construction personnel for the continuing development of the Mirador project infrastructure. Deferred mineral property development and exploration expenditures in the three months ended June 30, 2006 were $4,734,888, compared to $2,742,331 in the same period in 2005.

Deferred power project expenditures made by the company pursuant to its JV contributions for development of the Sabanilla Power Project totalled $Nil in the first six months of 2006 (2005 - $958,103). As disclosed above, the company is proceeding towards agreement on a PPA with Hidroabanico, and consequently, has written the costs of Sabanilla down to $Nil and is exploring its options for Sabanilla. Deferred power project expenditures on the Sabanilla Power Project totalled $Nil for the second quarter of 2006 (2005 - $482,167).

Administration expenses increased in the first half of 2006 to $1,336,294 from $765,662 in 2005. The increase from 2005 is primarily due to an increase in management fees, wages and benefits to $426,423 (2005 - $206,302), legal and accounting costs increased to $269,758 (2005 - $41,802), regulatory fees to $189,842 (2005 - $39,245), and consulting fees of $33,615 were incurred (2005 -
$Nil). The higher administrative costs reflected increased directors' and management fees, costs associated with the company's application and listing on the American Stock Exchange in April 2006, increased sustaining fees based on the company's higher market capitalization, and the utilization of a consulting firm for the purposes of investigative due diligence. Office and related costs increased from $111,462 in the first six months of 2006 from $83,252 in the same period of 2005. Travel costs increased from $38,535 in the first six months of 2005 to $47,595 in the same period of 2006, due to increased activity related to the pursuit and closing of the May 2006 financing.

Decreased costs included stock-based compensation decreasing from $215,356 for the first half of 2005 to $114,391 in the same period for 2006. This is a result of the company's new option vesting policy initiated in 2006, which dictates that options vest over specified periods. Stock-based compensation expense is determined based on estimated fair value using the Black-Scholes Option Pricing Model at the time of grant, the expense of which is recognized on a straight-line basis over the basis over the vesting period of the respective options and grants.

Overall, total administration costs have increased by approximately $448,000 to $878,431 in the second quarter of 2006 compared with $430,598 in the same quarter in 2005. Administration costs have increased because of the company's growth and increased activity.

Due to the company's higher average cash balance on hand during the first half of 2006, interest income increased significantly to $1,020,518 from $124,347 for 2005. In the second quarter of 2006, interest income was $753,238 compared to $53,267 in the second quarter of 2005. General exploration increased to $35,921 in the first half of 2006 from $8,372 in the first half of 2005.

As the company has not had any revenue-producing resource properties, no mining revenues have been recorded to date. The significant net income generated in the first quarter of 2005 and second quarter of 2006 was due to interest income and proceeds from marketable securities sold, which had been received from the sale of the company's Argentine and Bolivian assets written off in prior years. The gain on the sale of marketable securities increased from $265,318 in the six-month period ended June 30, 2005 to $336,253 in the same period in 2006.


------------------------------------------------
Financial Data for Last Three Fiscal Years     |
------------------------------------------------
-----------------------------------------------|--------------|-------------|--------------
Fiscal year ended                              |   Dec 31-05  |  Dec 31-04  |  Dec 31-03
-----------------------------------------------|--------------|-------------|--------------
Total revenues (000's)                         |         $ 0  |        $ 0  |        $ 0
-----------------------------------------------|--------------|-------------|--------------
Loss before extraordinary items (000's)        |     $ 3,344  |      $ 714  |      $ 682
-----------------------------------------------|--------------|-------------|--------------
Net loss (000's)                               |     $ 3,344  |      $ 714  |      $ 682
-----------------------------------------------|--------------|-------------|--------------
Basic and diluted loss per share               |      $ 0.07  |     $ 0.02  |     $ 0.02
-----------------------------------------------|--------------|-------------|--------------
Cash and cash equivalents (000's)              |    $ 32,441  |   $ 12,603  |   $ 18,688
-----------------------------------------------|--------------|-------------|--------------
Total assets (000's)                           |    $ 67,100  |   $ 40,502  |   $ 35,948
-----------------------------------------------|--------------|-------------|--------------
Total long-term financial liabilities (000's)  |         $ 0  |        $ 0  |        $ 0
-----------------------------------------------|--------------|-------------|--------------
Total shareholders' equity (000's)             |    $ 66,124  |   $ 39,755  |   $ 35,527
-----------------------------------------------|--------------|-------------|--------------
Cash dividends declared per share              |      $ 0.00  |     $ 0.00  |     $ 0.00
-------------------------------------------------------------------------------------------

Related Party Transactions

Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $Nil during the first half of 2006 (2005
- $48,599) in respect of administrative services provided by a company affiliated with an employed officer. At June 30, 2006, $Nil (2005 - $11,207) was due to this company affiliated with an employed officer.

Also included in management fees, wages and benefits are directors fees of $134,130 (2005 - $26,400) for the period ended June 30, 2006, including a retirement payment of $25,000. Effective January 1, 2006 directors fees were adjusted to reflect market conditions.


Critical Accounting Policies

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements which can be found at www.sedar.com. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results.

Resource Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures, including interest on any required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the company's mineral rights allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value and the property is written down to the estimated fair value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned, become impaired or the claims allowed to lapse.

Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised will have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in
Note 6 c) of the company's unaudited interim consolidated financial statements for the period ended June 30, 2006.

Liquidity and Capital Resources

Working capital as at June 30, 2006 was $140,355,373, compared to $8,444,969 at June 30, 2005. The increase is primarily due to the completion of a short-form prospectus offering on December 29, 2005 that raised net proceeds of $27,853,364 on the issuance of 7,605,000 common shares and later another short-form prospectus offering that closed on May 25, 2006 raising net proceeds of $117,735,560 on the issuance of 19,231,000 common shares. In the first half of 2006, the company also received proceeds of $1,991,300 from the exercise of 1,555,000 stock options (2005 - $213,850 from the exercise of 235,000 options). In the second quarter of 2006, the company received proceeds of $1,202,300 from the exercise of 865,000 stock options (2005 - $213,850 from the exercise of 235,000 options). There were no share purchase warrants outstanding nor exercised in the first six months of 2006 (2005 - $200,000 proceeds on the exercise of 250,000 warrants). The main uses of cash during the first six months of 2006 were expenditures associated with the exploration and development of the Corriente Copper Belt of $7,577,191 (2005 - $5,065,467). During the second quarter of 2006, $4,734,888 (2005 - $2,742,331) was spent on the exploration and development of the Corriente Copper Belt. As at June 30, 2006, the company had 74,537,393 (fully diluted - 76,532,393) common shares issued and outstanding versus 45,906,393 (fully diluted - 48,161,393) as at June 30, 2005.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to meet the company's administrative overhead for the next several years, substantial capital is required to complete the company's mine. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

Foreign Country and Political Risk
----------------------------------
The resource properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety. While Management believes that the current political climate in Ecuador is stable, there can be no certainty that this will continue going forward. To alleviate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

Exploration and Mining Risks
----------------------------
The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. At present, only the company's Mirador project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals. The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

Financing Risks
---------------
The company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects.

Limited Experience with Development-Stage Mining Operations
-----------------------------------------------------------
The company has no previous experience in placing resource properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Resources and Production Risks
---------------------------------------------------
The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

Base Metals Prices
------------------
The principal activity of the company is the exploration and development of copper-gold resource properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties.

Competition
-----------
The company competes with many companies that have substantially greater financial and technical resources than the company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements
-----------------------------------------------
The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador, Canada and the World Bank.

Title Matters
-------------
Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Repatriation of Earnings
------------------------
Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

Dependence On Key Personnel
---------------------------
The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

Share Price Fluctuations
------------------------
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

No Dividends
------------
Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

Outlook
Engineering studies and development and pre-construction work necessary to build and commission an initial 25,000 tonnes/day mine on the Mirador property continued during the second quarter of 2006. This starter mine is expected to serve as the base for the phased development of the company's resource properties located in the Corriente Copper Belt in southern Ecuador. During the second quarter, an equity financing was completed for net proceeds of $118 million, to be allocated to the equity portion of the Mirador funding requirements. Debt financing discussions for the Mirador project are taking place with a variety of non-equity funding sources.

Approval of the Mirador project's EIA by the government of Ecuador was granted during the second quarter and efforts are now focused on securing a power contract for the project and finalizing a choice of port options for the shipment of copper concentrate from the Mirador project.

A third Mirador Norte drilling program was completed during the period and the data is currently under review by Mine Development Associates (Reno, NV) in order to prepare a resource estimate for the Mirador Norte project. Drilling has also commenced on Corriente's Panantza project (45 km to the north of the Mirador project). The objective of this drilling program is to provide additional data regarding the deposit to allow for a major upgrade to Corriente's existing resource estimate.

Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt in Ecuador. This includes three copper and copper-gold porphyry deposits, called Mirador, Panantza and San Carlos. Measured and indicated copper resources at a 0.40% cutoff at Mirador is 438 million tonnes at 0.61% Cu and 0.19 g/t Au, while inferred resources at Panantza, San Carlos and Mirador (excluding Mirador Norte) at a 0.40% cutoff are 395 million tonnes at 0.67% Cu and 0.08 g/t Au, 657 million tonnes at 0.61% Cu, and 235 million tonnes at 0.52% Cu and 0.17 g/t Au, respectively.

                                                                     DOCUMENT 2

Corriente Resources Inc.

(A Development Stage Enterprise)

Interim Consolidated Financial Statements

June 30, 2006

(Unaudited)

CORRIENTE RESOURCES INC. GRAPHIC OMITTED]


                                                                 August 10, 2006
Message to Shareholders

Approval of our Environmental Impact Assessment for the Mirador project and the successful closing of a $125 Million equity issue were the highlights of the second quarter of 2006 for the Company. Achievement of these two significant milestones has allowed Corriente to stay on track for a Mirador project construction decision later in 2006. Detailed design and engineering studies under the direction of SNC-Lavalin continued during the quarter and are designed to provide the necessary detailed inputs for the Mirador project execution plan, which is currently being finalized. Additionally, Corriente is progressing well in the areas of project staffing, power, port facilities and (non-equity) project financing.

Drilling was completed during the second quarter on Mirador Norte. The results are being reviewed by Mine Development Associates of Reno, Nevada with the intention of producing a resource assessment for the Mirador Norte project in the next few months. Mirador Norte is less than 3 km from Mirador and has the potential to contribute significantly to the Mirador mine's planning alternatives and related cash flows.

Drilling has also commenced on Corriente's Panantza project (45 km to the north of the Mirador project). The objective of this drilling program is to provide additional data regarding the deposit to allow for a major upgrade to Corriente's existing resource estimate. Following completion of additional drilling at its San Carlos project (in close proximity to the Panantza project), Corriente plans to subject the resources for these two projects to a feasibility study to justify the development of a second major copper mining and concentrator operation in the northern part of the Corriente Copper Belt.

The copper market continues to show strength and prices remain well above decades long averages and also well above current elevated copper production costs. We believe that this higher priced copper environment will be difficult to change in the short term as new sources of copper, which have long development lead times, will require such commodity pricing in order to be feasibly developed.

Against these promising backdrops, Corriente expects to have one of the few new copper projects to be commissioned worldwide in the next 2 to 3 years, along with a substantial pipeline of new resources under development.


On behalf of the Board,



Kenneth R. Shannon

Chief Executive Officer

Corriente Resources Inc.
(a development stage enterprise)


Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                       June 30,               December 31,
                                                                         2006                     2005
                                                                     (Unaudited)               (Audited)
 ----------------------------------------------------------------------------------------------------------
 Assets

 Current assets
 Cash and cash equivalents                                      $     140,092,509       $      32,440,690
 Accounts receivable and prepaid expenses                                 732,985                 187,746
 ----------------------------------------------------------------------------------------------------------
                                                                      140,825,494              32,628,436

 Mineral properties (note 3)                                           41,841,643              34,205,955

 Property, plant and equipment (note 4)                                   437,283                 265,617

 Other assets (note 5)                                                  3,370,409                       -
 ----------------------------------------------------------------------------------------------------------

                                                                $     186,474,829       $      67,100,008
 ==========================================================================================================

 Liabilities

 Current liabilities
 Accounts payable and accrued liabilities (note 7)              $         470,121       $         976,244
 ----------------------------------------------------------------------------------------------------------


 Shareholders' Equity

 Share capital (note 6 (b))                                           233,079,485             112,367,655

 Options (note 6 (c))                                                   1,751,669               2,622,248

 Contributed surplus                                                      930,660                 930,660

 Deficit accumulated during the exploration stage                     (49,757,106)            (49,796,799)
 ----------------------------------------------------------------------------------------------------------

                                                                      186,004,708              66,123,764
 ----------------------------------------------------------------------------------------------------------

                                                                $     186,474,829       $      67,100,008
 ==========================================================================================================


                       Approved by the Board of Directors


"David G. Unruh"        Director          "Richard P. Clark"        Director
-----------------------                   -------------------------


       The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)


Consolidated Statements of Changes in Shareholders' Equity
For the six months ended June 30, 2006 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                         Common Shares          Estimated Fair Value
                                     ------------------------- -----------------------                     Deficit
                                                                                                       accumulated
                                                                                 Share                  during the          Total
                                                         Share                Purchase  Contributed    exploration  Shareholders'
                                           Number      Capital      Options   Warrants      Surplus          stage         Equity
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Since inception:
Common shares issued for cash, net
of issue costs                         24,169,872 $ 52,994,066 $          - $        - $          - $            - $   52,994,066
Common shares issued for mineral
properties and settlement of debt       6,621,477    6,554,554            -          -            -              -      6,554,554
Net fair value of warrants issued               -            -            -    501,051      676,407              -      1,177,458
Stock based compensation expense
on unexercised vested options                   -            -      644,665          -            -              -        644,665
Net losses since inception                      -            -            -          -            -    (45,056,506)   (45,056,506)
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Balance at December 31, 2002           30,791,349   59,548,620      644,665    501,051      676,407    (45,056,506)    16,314,237
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------

Common shares issued for cash
pursuant to private placements,
net of issue costs                      7,750,000   15,959,370            -          -            -              -     15,959,370
Common shares issued for cash
pursuant to exercise of warrants        2,239,946    2,380,513            -          -            -              -      2,380,513
Common shares issued for cash
pursuant to exercise of options           575,000      463,250            -          -            -              -        463,250
Common shares issued for mineral
property interests                        250,000      232,500            -          -            -              -        232,500
Fair value of warrants issued
(note 5 (d))                                    -            -            -     96,455            -              -         96,455
Fair value of options exercised
(note 5 (c))                                    -      286,608     (286,608)         -            -              -              -
Fair value of warrants exercised
(note 5 (d))                                    -      170,326            -   (170,326)           -              -              -
Fair value of warrants expired
(note 5 (d))                                    -            -            -   (254,253)     254,253              -              -
Stock based compensation expense
on unexercised vested options                   -            -      762,558          -            -              -        762,558
Net loss for the year ended
December 31, 2003                               -            -            -          -            -       (682,092)      (682,092)
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Balance at December 31, 2003           41,606,295   79,041,187    1,120,614    172,927      930,660    (45,738,598)    35,526,790
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------

Common shares issued for cash
pursuant to exercise of warrants        3,500,098    3,928,512            -          -            -              -      3,928,512
Common shares issued for cash
pursuant to exercise of options           315,000      304,350            -          -            -              -        304,350
Fair value of options exercised
(note 5 (c))                                    -      174,876     (174,876)         -            -              -              -
Fair value of warrants exercised
(note 5 (d))                                    -       76,472            -    (76,472)           -              -              -
Stock based compensation expense
on unexercised vested options                   -            -      709,424          -            -              -        709,424
Net loss for the year ended
December 31, 2004                               -            -            -          -            -       (714,062)      (714,062)
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Balance at December 31, 2004           45,421,393   83,525,397    1,655,163     96,455      930,660    (46,452,660)    39,755,015
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------

       The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)


Consolidated Statements of Changes in Shareholders' Equity
For the six months ended June 30, 2006 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                         Common Shares          Estimated Fair Value
                                     ------------------------- -----------------------                     Deficit
                                                                                                       accumulated
                                                                                 Share                  during the          Total
                                                         Share                Purchase  Contributed    exploration  Shareholders'
                                           Number      Capital      Options   Warrants      Surplus          stage         Equity
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Balance at December 31, 2004           45,421,393   83,525,397    1,655,163     96,455      930,660    (46,452,660)    39,755,015
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------

Common shares issued for cash
pursuant to private placements,
net of issue costs                      7,605,000   27,853,364            -          -            -              -     27,853,364
Common shares issued for cash
pursuant to exercise of options           475,000      435,250            -          -            -              -        435,250
Common shares issued for cash
pursuant to exercise of warrants          250,000      200,000            -          -            -              -        200,000
Fair value of options exercised
(note 5 (c))                                    -      257,189     (257,189)         -            -              -              -
Fair value of warrants exercised
(note 5 (d))                                    -       96,455            -    (96,455)           -              -              -
Stock based compensation expense
on unexercised vested options
(note 5 ( c))                                   -            -    1,224,274          -            -              -      1,224,274
Net loss for the year ended
December 31, 2005                               -            -            -          -            -     (3,344,139)    (3,344,139)
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Balance at December 31, 2005           53,751,393  112,367,655    2,622,248          -      930,660    (49,796,799)    66,123,764
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------

Common shares issued for cash
pursuant to private placements,
net of issue costs                     19,231,000  117,735,560            -          -            -              -    117,735,560
Common shares issued for cash
pursuant to exercise of options         1,555,000    1,991,300            -          -            -              -      1,991,300
Fair value of options exercised
(note 5 (c))                                    -      984,970     (984,970)         -            -              -              -
Stock based compensation expense
on unexercised vested options
(note 5 ( c))                                   -            -      114,391          -            -              -        114,391
Net gain for the period ended June
30, 2006                                        -            -            -          -            -         39,693         39,693
------------------------------------ ------------ ------------ ------------ ---------- ------------ -------------- --------------
Balance at June 30, 2006               74,537,393 $233,079,485 $  1,751,6$9 $        - $    930,660 $  (49,757,106) $ 186,004,708
==================================== ============ ============ ============ ========== ============ ============== ==============

Corriente Resources Inc.
(a development stage enterprise)


Consolidated Statements of Loss and Deficit
For the six months ended June 30, 2006 (Unaudited)
--------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                 Three months ended June 30,           Six months ended June 30,
                                                                    2006              2005               2006              2005
--------------------------------------------------------------------------------------------------------------------------------
Administration
Management fees, wages and benefits                         $    210,228      $    103,111       $    426,423      $    206,302
Legal and accounting                                             253,349            19,140            269,758            41,802
Regulatory fees                                                  130,177             5,000            189,842            39,245
Corporate development and shareholder expenses                    87,427            90,443            134,254           134,118
Stock-based compensation (note 6 (c))                             61,809           148,302            114,391           215,356
Office and related                                                65,573            42,445            111,462            83,252
Travel                                                            30,746            18,300             47,595            38,535
Consultants                                                       33,615                               33,615
Depreciation                                                       5,507             3,857              8,954             7,052
--------------------------------------------------------------------------------------------------------------------------------
                                                                 878,431           430,598          1,336,294           765,662
--------------------------------------------------------------------------------------------------------------------------------

Other
Interest income                                                 (753,238)          (53,267)        (1,020,518)         (124,347)
Gain on sale of marketable securities (note 9)                  (336,253)                            (336,253)         (265,318)
Foreign exchange (gain)                                          (33,006)           (7,823)           (55,137)          (10,274)
General exploration                                               16,699             8,263             35,921             8,372
Gain on sale of assets                                                                                               (1,882,000)
Write-down of marketable securities                                                                                     176,000
--------------------------------------------------------------------------------------------------------------------------------
                                                              (1,105,798)          (52,827)        (1,375,987)       (2,097,567)
--------------------------------------------------------------------------------------------------------------------------------

Loss (earnings) for the period                                  (227,367)          377,771            (39,693)       (1,331,905)

Deficit - beginning of period                                 49,984,473        44,742,984         49,796,799        46,452,660
--------------------------------------------------------------------------------------------------------------------------------

Deficit - end of period                                     $ 49,757,106      $ 45,120,755       $ 49,757,106      $ 45,120,755
================================================================================================================================

Basic and diluted loss (earnings) per share                 $      (0.00)     $       0.01       $       0.00      $      (0.03)
================================================================================================================================

Weighted average number of shares outstanding                 58,639,879        46,134,726         58,382,283        45,539,625
================================================================================================================================

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Corriente Resources Inc.
(an development stage enterprise)


Consolidated Statements of Cash Flows
For the six months ended June 30, 2006 (unaudited)
--------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                 Three months ended June 30,           Six months ended June 30,
                                                                    2006              2005               2006              2005
--------------------------------------------------------------------------------------------------------------------------------
Cash from (applied to) operating activities:
Earnings (loss) for the period                                   227,367          (377,771)            39,693         1,331,905
Items not affecting cash
      Stock-based compensation                                    61,809           148,302            114,391           215,356
      Depreciation                                                 5,507             3,857              8,954             7,052
      Shares received on sale of assets                                -                 -                  -        (1,882,000)
      Loss (gain) on sale of marketable securities                     -                 -                  -          (265,318)
      Write-down of marketable securities                              -                 -                  -           176,000

Changes in non-cash working capital
      Accounts receivable and advances                          (509,328)           85,471           (545,238)          (37,929)
      Accounts payable and accrued liabilities                  (216,172)          145,719           (506,123)           43,799
--------------------------------------------------------------------------------------------------------------------------------
                                                                (430,817)            5,578           (888,323)         (411,135)
--------------------------------------------------------------------------------------------------------------------------------

Investing activities
Mineral property costs                                        (4,734,888)       (2,742,331)        (7,577,191)       (5,065,467)
Deposit                                                       (3,370,409)                -         (3,370,409)
Payments to acquire property, plant and equipment               (152,224)          (54,434)          (239,118)          (63,017)
Deferred power project costs                                           -          (482,167)                 -          (958,103)
Proceeds from sale of marketable securities                            -                 -                  -           819,318
--------------------------------------------------------------------------------------------------------------------------------
                                                              (8,257,521)       (3,278,932)       (11,186,718)       (5,267,269)
--------------------------------------------------------------------------------------------------------------------------------

Financing activities
Proceeds from issuance of share capital, net of issue
      costs                                                  118,937,860           413,850        119,726,860           413,850
--------------------------------------------------------------------------------------------------------------------------------
                                                             118,937,860           413,850        119,726,860           413,850
--------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents             110,249,522        (2,859,504)       107,651,819        (5,264,554)

Cash and cash equivalents - beginning of period               29,842,987        10,197,777         32,440,690        12,602,827
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - end of period                    140,092,509         7,338,273        140,092,509         7,338,273
================================================================================================================================

Supplemental cash flow information (note 9)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
June 30, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2     Significant accounting policies

      Basis of presentation

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements including the notes thereto for the year ended December 31, 2005.

3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
June 30, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Following is a summary of the company's deferred mineral property expenditures.


      Corriente Copper Belt                                Mirador/      Panantza / San        Other            Total
                                                        Mirador Norte        Carlos             (1)
----------------------------------------------------- ----------------- ---------------- ---------------- -----------------
      Balance December 31, 2005                           $ 28,683,887     $   3,704,723      $ 1,817,345     $ 34,205,955

      Option / acquisition payments                          1,272,274                 -                -        1,272,274

      Deferred exploration and development costs             6,042,355           308,378           12,681        6,363,414
----------------------------------------------------- ----------------- ---------------- ---------------- -----------------
      Balance June 30, 2006                               $ 35,998,516     $   4,013,101      $ 1,830,026     $ 41,841,643
===================================================== ================= ================ ================ =================

      (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt


4     Property, plant and equipment

                                                                             Accumulated
                                                          Cost              Depreciation               Net
 --------------------------------------------------------------------------------------------------------------------

   Computer equipment                            $         315,373       $         173,751      $         141,622
   Vehicles                                                237,762                  64,128                173,634
   Office furniture and equipment                          146,064                  64,295                 81,769
   Field equipment                                          60,331                  27,594                 32,737
   Communications equipment                                 18,284                  10,763                  7,521
 --------------------------------------------------------------------------------------------------------------------

                                                 $         777,814       $         340,531      $         437,283
 ====================================================================================================================


5     Other assets

      As a requirement of the Ecuadorian Ministry of Energy and Mining (MEM) to approve the Mirador mine development project's Environmental Impact Assessment (EIA), the company was required to post a deposit in the amount of $3,370,409 (USD $3,019,539), in order to provide a bank warranty in favour of the MEM.

Corriente Resources Inc.
(a development stage enterprise)
Notes to Consolidated Financial Statements
June 30, 2006 (Unaudited)
--------------------------------------------------------------------------------
(expressed in Canadian dollars)


6     Share capital

      a)    Authorized
            100,000,000 common shares without par value

      b)    Issued

            See Consolidated Statements of Changes in Shareholders' Equity. On May 25, 2006, the company completed a brokered private placement of 19,231,000 common shares at a price of $6.50 per share pursuant to its short form prospectus dated May 8, 2006 to raise gross proceeds of $125,001,500 before issue costs of $7,265,940.

      c)    Stock options

            The company has in place an incentive stock option plan dated November 1996, as amended (the "Option Plan") for directors, officers, employees, and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company's current outstanding share capital at any given time. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. As at June 30, 2006, options to purchase a total of 1,995,000 shares were outstanding, 1,350,000 of which were exercisable.

            For the period ended June 30, 2006, the company recorded the estimated fair value of the 50,000 (2005 - 100,000) options which vested, as stock-based compensation expense of $114,391 (2005 - $215,356). Stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight line basis over the vesting period of the respective options and grants. The fair value of the stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

            Risk-free interest rate             3.87 - 4.16%
            Expected dividend yield                        -
            Expected stock price volatility         66 - 67%
            Expected option life in years                  3

            Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options. The fair value assigned to the stock options exercised is credited to share capital.

            During the six month period ended June 30, 2006, 1,555,000 stock options were exercised for proceeds of $1,991,300.

Corriente Resources Inc.
(a development stage enterprise)


Notes to Consolidated Financial Statements
June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                                                                       Weighted
                                                               Exercise                                  Assigned       Average
                                                  Number of       Price                                Fair Value         Price
                                                    options           $  Expiry dates                           $             $
                                            --------------- -----------  ----------------------- ---------------- -------------
            Options outstanding and
                 exercisable - December
                 31, 2005                        2,855,000                                             2,622,248           1.89
                                            ---------------                                      ---------------- -------------

               Exercised                           (25,000)        1.14  March 5, 2006                   (15,903)
               Exercised                          (605,000)        0.90  May 28, 2006                   (265,880)
               Exercised                          (480,000)        0.89  July 28, 2006                  (224,802)
               Exercised                          (155,000)        1.28  September 10, 2006             (101,652)
               Exercised                          (100,000)        3.32  February 9, 2007               (158,389)
               Exercised                           (30,000)        3.25  September 28, 2007              (47,629)
               Exercised                          (160,000)        2.27  July 25, 2008                  (170,715)
               Granted and exercisable              25,000         4.50  January 23, 2009                 52,582
               Granted and exercisable              25,000(1)      5.25  February 3, 2011                 61,809
                                            ---------------                                      ----------------
                                                (1,505,000)                                             (870,579)
                                            ---------------                                      ----------------

            Options outstanding and
                 exercisable - June 30,
                 2006                            1,350,000                                             1,751,669           2.71
                                            ---------------                                      ---------------- -------------


               Granted but unexercisable           375,000(1)      5.25  February 3, 2011                927,137
               Granted but unexercisable            60,000(2)      5.50  May 22, 2011                    155,319
               Granted but unexercisable            85,000(2)      5.35  June 1, 2011                    214,325
               Granted but unexercisable           125,000(3)      5.35  June 1, 2011                    315,185
                                            -----------------                                    ------------------------------

            Options outstanding - June
                 30, 2006                        1,995,000                                             3,363,635           3.55
                                            ===================================================================================

      (1) Options vest on the basis of 1/16th of the total each quarter from the grant date, with such vesting being accelerated based on the attainment of clearly identified milestones.

      (2) Options vest on the basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from the grant date

      (3) Options vest on the basis of 1/16th of the total each quarter from the grant date

Corriente Resources Inc.
(a development stage enterprise)


Notes to Consolidated Financial Statements
June 30, 2006 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


      The following table summarizes the stock options outstanding and exercisable at June 30, 2006:

            Exercise                Options              Remaining                Options              Remaining
              prices        outstanding and       contractual life         outstanding at       contractual life
                             exercisable at                (years)          June 30, 2006                (years)
                              June 30, 2006
    ----------------- ---------------------- ------------------------- ---------------------- -------------------
       $        1.28                155,000                    0.2                155,000                    0.2
                3.32                175,000                    0.6                175,000                    0.6
                3.16                100,000                    0.9                100,000                    0.9
                3.55                100,000                    1.1                100,000                    1.1
                3.25                 10,000                    1.2                 10,000                    1.2
                2.15                100,000                    1.9                100,000                    1.9
                2.27                360,000                    2.1                360,000                    2.1
                2.99                300,000                    2.2                300,000                    2.2
                4.50                 25,000                    2.6                 25,000                    2.6
                5.25                 25,000                    4.6                400,000                    4.6
                5.50                      -                      -                 85,000                    4.9
                5.35                      -                      -                125,000                    4.9
                5.35                      -                      -                 60,000                    4.9
    ----------------- ---------------------- ------------------------- ---------------------- -------------------
                                  1,350,000                    1.6              1,995,000                    2.6
    ================= ====================== ========================= ====================== ===================


7     Related party transactions and balances

      Included in management fees, wages and benefits are expenditures of $Nil (2005 - $48,599) for the period ended June 30, 2006 in respect of administrative and technical services provided by a company affiliated with an employed officer. At June 30, 2006 $Nil (2005 - $11,207) was due to this company affiliated with an employed officer. Also included in management fees, wages and benefits are directors fees of $134,130 (2005 - $26,400) for the period ended June 30, 2006.

8     Segmented information

      The company operates within a single operating segment, which is mineral exploration and development. The company's mineral property interests are in Ecuador, South America, as set out in note 3. Geographic segmentation of mineral properties, property, plant and equipment is as follows:

                                    June 30, 2006                      December 31, 2005
                         -----------------------------------  -----------------------------------
                                                  Property,                          Property,
                                  Mineral         plant and            Mineral       plant and
                               properties         equipment         properties       equipment
            Canada        $             -   $        73,941    $             -          48,128
            Ecuador            41,841,643           363,342         34,205,955         217,489
      -------------------------------------------------------------------------------------------

                          $    41,841,643   $       437,283    $    34,205,955         265,617
      ===========================================================================================

Corriente Resources Inc.
(a development stage enterprise)


Notes to Consolidated Financial Statements
June 30, 2006 (Unaudited)
-----------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

9     Supplemental cash flow information

      Cash and cash equivalents comprise the following:
                                                                                             June 30,         December 31,
                                                                                                 2006                 2005
                                                                                    -------------------  -------------------
            Cash on hand and balances with banks                                     $      1,103,803      $       (16,750)
            Short-term investments                                                        138,988,706           32,457,440
                                                                                    ----------------------------------------

                                                                                     $    140,092,509      $    32,440,690
                                                                                    ========================================

      During the periods ended June 30, 2006 and 2005, the company conducted non-cash operating, investing and financing activities as follows:

                                                                                                 2006                 2005
                                                                                    -------------------  -------------------

         Mineral properties - non-cash deferred exploration                          $        (58,498)     $       (22,555)
                                                                                    -------------------  -------------------

         Marketable securities received from sale of subsidiary company              $              -      $     1,882,000
                                                                                    -------------------  -------------------

10    Financial instruments

      The company does not use any derivative financial instruments.

      At June 30, 2006 the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

      As at June 30, 2006, the company held no marketable securities (2005 $1,706,000).

                                                                     DOCUMENT 3

                FORM 52-109F2 - CERTIFICATION OF INTERIM FILINGS


I, Kenneth R. Shannon, Chief Executive Officer of Corriente Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Corriente Resources Inc. (the "Issuer") for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.


Date:    August 10, 2006


"Kenneth R. Shannon"
--------------------------
Kenneth R. Shannon
Chief Executive Officer

                                                                     DOCUMENT 4

I, Darryl F. Jones, Chief Financial Officer of Corriente Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Corriente Resources Inc. (the "Issuer") for the period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Date:    August 10, 2006


"Darryl F. Jones"
---------------------------
Darryl F. Jones
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CORRIENTE RESOURCES INC.
                                       ---------------------------------------
                                                     (Registrant)

Date:   August 16, 2006                By:  /S/ DARRYL F. JONES
        ----------------------             -----------------------------------
                                           Name:  Darryl F. Jones
                                           Title: Chief Financial Officer